NYSE
AN ICE EXCHANGE

September 17, 2026

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The New York Stock Exchange certifies its approval for listing and registration of the 6.061% Fixed Rate/Floating Rate Senior Unsecured Notes due 2035 of HSBC HOLDINGS PLC, under the Exchange Act of 1934.

Sincerely,

Craig A. Martin

New York Stock Exchange
11 Wall Street
New York, NY 10005
Tel: +1 212.656.3000
nyse.com